FILED BY GULFTERRA ENERGY PARTNERS, L.P.
                                             PURSUANT TO RULE 425
                                UNDER THE SECURITIES ACT OF 1933,
                                      AS AMENDED AND DEEMED FILED
   PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934
               SUBJECT COMPANY; ENTERPRISE PRODUCTS PARTNERS L.P.
                                     COMMISSION FILE NO.: 1-14323



GULFTERRA ENERGY PARTNERS, L.P. ("GULFTERRA") AND ENTERPRISE PRODUCTS PARTNERS L.P. ("ENTERPRISE") WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE
COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS. GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE
FOUND IN GULFTERRA'S AND ENTERPRISE'S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.


This filing relates to an employee Question and Answer posting on GulfTerra Energy Partners, L.P.'s ("GulfTerra") website regarding the proposed merger between GulfTerra and Enterprise Products Partners L.P. ("Enterprise") announced on Monday, December 15, 2003.



QUESTIONS AND ANSWERS

Q.   Why are GulfTerra and Enterprise proposing the merger?

A.   The board of directors of the general partner of both
     GulfTerra and Enterprise believe that the merger is in the best interests of the holders of each company's common units.


Q.   When do you expect the merger to be completed?

A. We are working to complete the merger as soon as possible. A number of conditions must be satisfied before we can complete the merger, including approval by the unitholders of both GulfTerra and Enterprise and the expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1974. Although we cannot be sure when all of the conditions to the merger will be satisfied, we expect to complete the merger in the second half of 2004.


Q. What assets of the EPFS midstream business are affected by the merger?

A. The assets owned by GTM are to be merged with Enterprise. Certain processing facilities in Texas owned by EPFS are being purchased by Enterprise in a separate transaction. The remaining EPFS assets will remain with El Paso and become part of El Paso Production Company.


Q. When will the EPFS employees associated with the assets that are not going to Enterprise be transferred to El Paso
     Production?

A. The timing of these asset transfers is currently being developed and will be announced in the coming weeks.


Q. When will decisions be made regarding who will work for the new organization?

A. The decision regarding the senior management team will be made and announced in January. The senior management team will appoint a transition team that will assist with the integration process. The appointment of this team will take place in January and will help develop the new organization.


Q. Will my years of service with El Paso be recognized by Enterprise?

A. Yes. The most recent employment date with El Paso will be used for eligibility and vesting in the 401(k), the Enterprise Unit Purchase Plan, vacation benefits and sick leave benefits.


Q.   Does Enterprise have benefits similar to El Paso?

A. Enterprise has a general array of benefit plans and they are similar to the El Paso provided benefits. The benefit levels and employee costs overall are comparable. Enterprise will be announcing a web link that will provide a summary of benefits.


Q.   Does Enterprise have a 401(k) and will it accept a rollover?

A. Yes, Enterprise has a 401(k) plan and it does accept a rollover. The Enterprise plan has a profit sharing component of 2% of eligible compensation in addition to a company match of dollar for dollar on employee contributions up to 5% of eligible compensation.


Q.   What will happen to my Cash Balance Plan?

A. El Paso Employees that become Enterprise employees will be vested in their Cash Balance Plan and have the ability to rollover the balance to Enterprise's 401(k) plan, rollover to a qualified individual retirement account or take the balance as a cash distribution.


Q. If I have a defined benefit pension option, what will happen to it?

A. Employees that are vested in a defined benefit plan will have certain options related to their specific situation. The specifics of each person's options are varied and must be answered by the El Paso Benefits Center. You may contact your human resources representative for more information.


Q.   What are the severance plans for El Paso employees?

A.   The El Paso Severance Plans are posted on EP Inside under
     Benefits and Compensation/Plan Summaries/Prospectus.


Q. Does Enterprise have other employee benefit programs such as tuition reimbursement, reimbursement accounts, vacation and sick leave?

A. Yes, Enterprise will soon provide web access to a site that will outline the various benefits provided and answer other questions relevant to pay and benefits. You will be notified regarding access. The web access should be available by the second week of January, 2004.